RICHARDSON & PATEL, LLP

10900 Wilshire Boulevard

Suite 500

Los Angeles, California 90024

Telephone (310) 208-1182

Facsimile (310) 208-1154

October 10, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Preliminary Proxy Statement

filed by Ableauctions.com, Inc.

Your File No. 001-15931

Ladies and Gentlemen:

Today, Ableauctions.com, Inc. (the “Company”) is filing a preliminary proxy statement for its annual meeting.  Included on the agenda is a proposal to reverse split the Company’s common stock and, in accordance with the rules of the American Stock Exchange, a proposal seeking approval of an investment in which a party related to the Company has an interest.  Because the SEC may review the proxy statement and the review process may take some time, the Company has not yet indicated the date that the proxy statement will be mailed.

Please do not hesitate to contact the undersigned if you have any questions or comments relating to the proxy statement.  My direct line is 707-937-2059.

Very truly yours,

RICHARDSON & PATEL LLP

By:/s/ Mary Ann Sapone

MARY ANN SAPONE